Filed Pursuant to Rule 253(g)(2)

File No. 024-11170

Supplement No. 4 to Offering Circular dated October 13, 2020

CITYZENITH HOLDINGS INC.

2506 NORTH CLARK ST. #235

CHICAGO, IL 60614, USA

(312) 282-2900

www.cityzenith.com

This Offering Circular Supplement No. 3 (the “Supplement No.3”) relates to the Offering Circular of Cityzenith Holdings, Inc., a Delaware corporation (the “Company”), dated June 19, 2020 (the “Offering Circular”) and the Supplement No.1 dated June 25, 2020 (“Supplement No.1”), the Supplement No. 2 filed June 26, 2020 (“Supplement No.2”) and the Supplement No.3 dated August 27, 2020 (“Supplement No.3,” and together with Supplement No. 1 and Supplement No.2, the “Prior Supplements,” and collectively with this Supplement No.4, the “Supplements”), relating to the Company’s public offering under Regulation A under Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 20,000,0001 shares of common stock (“Offered Shares”) at an offering price of $1.152 per share for gross proceeds to the Company of up to $20,000,0003 on a “best efforts” basis and 7,000,000 shares of common stock and shares of common stock underlying warrants and options (“Resell Shares”) on behalf of selling shareholders (“Selling Shareholders”).  This Supplement No.4 should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular and the Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements and may not be delivered without the Offering Circular.

This Supplement No.4 is being file to disclose that in addition to other distribution channels, the Company will also sell its securities directly through its website located at  ____.  No commissions will be paid in connection with the direct sale of the securities through the Company’s website, however, Rialto Markets, LLC will provide AML and KYC checks related to such purchasers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 4 to the Offering Circular is October 13, 2020.

1 Includes 17,391,304 shares offered at $1.15 per share and up to 2,608,696 Bonus Shares offered to certain investors.

2 Does not include an Investor Fee in the amount of $0.04025 per share payable by the investor to StartEngine Primary, LLC.

3 Total purchase price paid by investors presuming sale of all of the shares is $20,700,000, which includes the Investor Fee of $700,000 payable to StartEngine Primary, LLC.